May 5, 2015	News Release 15–07

SILVER STANDARD RECEIVES FINAL CASH PAYMENT FOR
THE SALE OF THE SAN AGUSTIN PROJECT
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) has received the final cash payment in the amount of $20 million from the sale of the San Agustin project in Durango, Mexico (“San Agustin”) to Argonaut Gold Inc., which was completed in December 2013. As part of the consideration, Silver Standard retains a 2% net smelter return royalty on sulphide ore produced from San Agustin.

“We continue to generate cash from our portfolio and add to our strong cash balance at a critical point in the resource cycle,” said John Smith, President and CEO. “As we move into the second quarter of 2015, this cash payment enhances our liquidity and positions Silver Standard for near-term growth.”
This transaction was previously announced in a news release dated November 5, 2013.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,”

“strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.